SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                        ______________________________

                                SCHEDULE 14D-9
                 SOLICITATION/ RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        ______________________________

                              CB BANCSHARES, INC.
                           (Name of Subject Company)
                              CB BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                        (Title of Class of Securities)

                                   124785106

                     (CUSIP Number of Class of Securities)
                        ______________________________


                                Dean K. Hirata
                              CB Bancshares, Inc.
                              201 Merchant Street
                            Honolulu, Hawaii 96813
                                (808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
          Communications on Behalf of the Person(s) Filing Statement)
                        ______________________________

                                With copies to:
                              Fred B. White, III
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




           PRESS RELEASE ISSUED BY CB BANCSHARES, INC.: CB BANCSHARES BOARD OF DIRECTORS REJECTS CPF'S UNSOLICITED PROPOSAL

           LETTER TO CB BANCSHARES, INC. EMPLOYEES

           SECTIONS FROM CB BANCSHARES' PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2003



PRESS RELEASE ISSUED BY CB BANCSHARES, INC.: CB BANCSHARES BOARD OF DIRECTORS REJECTS CPF'S UNSOLICITED PROPOSAL

MAY 4, 2003

FOR IMMEDIATE RELEASE

Contact:             Wayne T. Miyao
                     Senior Vice President, City Bank
                     Corporate Communications
                     Ph:  (808) 535-2590
                     Email: wmiyao@cb-hi.net
                     Website:  www.citybankhawaii.com


                       CB BANCSHARES BOARD OF DIRECTORS
                      REJECTS CPF'S UNSOLICITED PROPOSAL

 RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST CONTROL SHARE ACQUISITION PROPOSAL

             SETS SPECIAL MEETING OF SHAREHOLDERS FOR MAY 28, 2003


HONOLULU, May 4, 2003 - CB Bancshares, Inc. (Nasdaq: CBBI), which is the holding company of CityBank, announced today that its Board of Directors has unanimously rejected Central Pacific Financial Corp.'s (NYSE: CPF) ("CPF") unsolicited proposal to acquire all of CB Bancshares outstanding shares for a combination of $19.09 in cash and 1.7233 shares of CPF common stock per share of CB Bancshares. After careful consideration, including consultation with independent financial and legal advisors, the CB Bancshares Board concluded that the proposal is inadequate from a financial point of view and not in the best interests of its shareholders, employees, customers, suppliers and local communities. Furthermore, the CB Bancshares Board unanimously recommends that shareholders vote against the control share acquisition proposal at the Special Meeting of Shareholders scheduled for May 28, 2003.

Mr. Lionel Y. Tokioka, CB Bancshares Chairman of the Board said, "CB Bancshares is a strong local institution with a proud tradition of delivering superior financial products and services to tens of thousands of individuals and small and medium sized businesses across the islands. The unsolicited proposal from CPF undervalues our franchise, our market position and the loyalty of our customers, and raises serious concerns about the adverse effect such a combination would have on the people, communities and economy of Hawaii."

The Board concluded that:

o THE PROPOSAL IS INADEQUATE FROM A FINANCIAL POINT OF VIEW. CPF's proposal does not reflect the true earnings power of the CB Bancshares franchise. The Board noted that CB Bancshares is enjoying:

      - Positive momentum with compound annual earnings per share growth greater than 15% over the last five years;

      -  Strong growth in core deposits and fee income; and

      -  Improved asset quality.

      With strong loan loss reserves and significant funding and capital capacity, CB Bancshares is well positioned for future growth.

      The Board also considered that since 70% of the consideration that CPF is proposing is in the form of CPF common stock, shareholders of CB Bancshares would be subject to market risk should the value of CPF's shares decline. In this regard the Board noted that:

      -  CPF's stock is trading near an all-time high;

      - CPF's recent earnings per share growth is attributable, in part, to stock repurchases; and

      - Based on the hostile nature of the proposal and the lack of experience of CPF's management, there is substantial execution risk. If CPF were to fail to realize the benefits it expects, CPF's stock price would be vulnerable to downward pressure.

o CPF'S COST SAVINGS CANNOT BE ATTAINED WITHOUT SIGNIFICANT EMPLOYEE LAYOFFS. CB Bancshares' employees are its most valuable asset. Their spirit and dedication are vital to the bank's continued success. CPF has stated:

      - Approximately 10 bank branches would be eliminated and CB Bancshares' loan production offices in California would be closed; and

      - CPF estimates $16 million in annual merger cost savings. The Board believes such savings would likely be achieved largely from the layoffs of more than 200 employees.

      The Board considered that the loss of jobs would create significant hardships for the affected employees and their families, and their communities. The economic impact of these job losses could reverberate to eliminate almost 500 additional jobs with an estimated negative impact of $16.5 million to the Hawaii economy.

o THE PROPOSED TRANSACTION RAISES SIGNIFICANT ANTICOMPETITIVE CONCERNS. The proposed acquisition raises significant antitrust and anticompetitive concerns detrimental to Hawaii-based consumers and small businesses.

o THERE COULD BE A SUBSTANTIAL REDUCTION IN BANKING SERVICES FOR RETAIL AND BUSINESS CUSTOMERS. CB Bancshares customers have come to expect a personal level of service. The Board believes that CB Bancshares small business and retail customers would not be valued CPF customers and would be underserved by CPF's big bank strategy. In addition, services currently offered to CB Bancshares customers such as free checking with no minimum balance and nonconforming residential mortgages, are unlikely to be available should a combination of CB Bancshares and CPF take place. Finally, the hostile nature of the proposal has already offended CB Bancshares' loyal customer base.

CB Bancshares also announced today that its Board of Directors has set Wednesday, May 28, 2003 as the date for a Special Meeting of Shareholders for the purpose of voting on CPF's proposed control share acquisition, a requirement under Hawaii law. Shareholders of record at the close of business on May 5, 2003 will be eligible to vote at the Special Meeting. The CB Bancshares Board unanimously recommends that shareholders vote against the control share acquisition proposal in order to prevent CPF from proceeding to acquire CB Bancshares.

CB Bancshares added that it has filed with the Securities and Exchange Commission a notice of meeting and preliminary proxy materials and expects to furnish shareholders with these materials shortly.

Following is a letter sent today from Mr. Tokioka to the CPF Board of
Directors:


                                                              May 4, 2003

Dear Chairman Arnoldus and Directors of Central Pacific Financial Corp.:

           After a full and thorough analysis of your proposal including consultation with our independent financial and legal advisors, the Board of Directors of CB Bancshares, Inc. has unanimously rejected your proposal. Our decision is based on what we believe is in the best interest of our shareholders, employees, customers, suppliers, the communities we serve, and the economy of the State of Hawaii. After careful consideration, we have concluded that the financial terms of your offer fail to recognize the value that we are capable of delivering to our shareholders through the continued execution of our current strategy. Your unsolicited proposal undervalues our franchise, our market position and the loyalty of our customers, and raises serious concerns about the adverse effect such a combination would have on the people, communities and economy of Hawaii.

              As responsible members of the local business community, it is incumbent upon us to express our regret over the tactics employed throughout this ill-advised endeavor. A merger between two major financial institutions in a place of our size and culture is a serious undertaking that impacts many thousands of individuals and businesses. A transaction pursued in such an overtly hostile manner only serves to reduce the value of both of our franchises.

              For all of these reasons and others, we cannot in good faith offer anything other than a rejection of your proposal. In the spirit of our founders and for the benefit of both of our constituencies, we ask that you honor and accept our decision. We would then welcome you back as a worthy competitor and member of the community.


                                                     Sincerely,


                                                     /s/ Lionel Y. Tokioka
                                                     Chairman of the Board

Sandler O'Neill & Partners, L.P. is serving as financial advisor to CB Bancshares and Kobayashi, Sugita & Goda, a Honolulu law firm, is serving as local legal counsel.

CB Bancshares, Inc. is a bank holding company, which provides a full range of banking products and services for small-and-medium-sized businesses and retail customers through its principal subsidiary, City Bank. City Bank maintains 21 branches on the islands of Oahu, Hawaii, Maui and Kauai.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares' financial results. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." Forward-looking statements are CB Bancshares current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares' 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

                                     _____

The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares will file a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the
Schedule 14D-9 (when available), CB Bancshares's proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

                                     # # #

LETTER TO CB BANCSHARES, INC. EMPLOYEES


May 4, 2003



To All Our Employees:

Today, your Board of Directors unanimously rejected the unsolicited and hostile proposal that was made by Central Pacific Financial Corporation on April 16. Their decision was based on a thorough evaluation of all of the impacts of the proposed merger.

Prior to our announcement, we had been bound by our fiduciary duty not to provide public comment. We know that this period caused undue anxiety to you, our customers, and your families. Thank you very much for your conscientious work, your pride, and your fortitude in the last three weeks.

Far from being the win-win situation that was portrayed by Central Pacific's public relations campaign, the detailed evaluation by your Board of Directors including consulting with your management and our financial advisor revealed a proposal that would be damaging to our two companies, and detrimental to the lives of thousands of people.

We have asked Central Pacific Financial Corporation to honor and accept our decision. Regrettably however, Central Pacific may very well continue to attempt to force its will on our shareholders, our customers, and you. We will keep you closely apprised as the events unfold.

Along with you, we are proud to be a part of our City Bank ohana. By continuing to grow customers, accounts, loans and relationships, City Bank will prove itself to be the ultimate winner. We look forward to working with you to accomplish our goals.

With Respect and Aloha,



Tokioka
Migita
Lim


The directors and certain executive officers of CB Bancshares may be deemed to be participants in the solicitation of proxies from the shareholders of CB Bancshares in connection with CB Bancshares' special meeting of shareholders (the "Special Meeting") under the Hawaii Control Share Acquisitions Statute. Information concerning such participants is contained in CB Bancshares' definitive proxy statement on Schedule 14A relating to CB Bancshares' 2003 Annual Meeting filed with the Securities and Exchange Commission (the "SEC") on March 12, 2003.

CB Bancshares will file a preliminary proxy statement on Schedule 14A with the SEC on May 5, 2003 with respect to its solicitation of proxies for use at the Special Meeting and, subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 and CB Bancshares' proxy statement for the Special Meeting when such documents become available because they will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the
Schedule 14D-9 (when available), CB Bancshares' proxy statement and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

                                     # # #


SECTIONS FROM CB BANCSHARES' PRELIMINARY PROXY STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 5, 2003



BACKGROUND

         Sometime late in 1999 or early in 2000, Bancshares approached CPF on an informal basis to discuss the possibility of entering into discussions concerning a business combination. This discussion was preliminary in nature and was terminated prior to any formal discussion or negotiation.

         On or about May 23, 2002, CPF approached Bancshares with an indication of interest regarding a possible combination between Bancshares and CPF. The proposed transaction contemplated the acquisition of Bancshares by CPF in a stock-for-stock merger.

         On June 10, 2002, the Executive Committee of the Board of Directors of Bancshares met with management to discuss CPF's proposal. After careful consideration, the Executive Committee determined not to pursue the proposal with CPF. At the request of the Executive Committee, Bancshares delivered a written response to CPF informing them that Bancshares was not interested in pursuing further discussions on its proposal.

         On March 17, 2003, representatives of Bear, Stearns & Co. Inc. ("Bear Stearns") met with Ronald K. Migita, President and Chief Executive Officer of Bancshares, and Dean K. Hirata, Senior Vice President and Chief Financial Officer of Bancshares. Management of Bancshares believed that the purpose of the meeting was a business courtesy call. The representatives of Bear Stearns, identifying themselves as representing CPF, briefly discussed a proposal for the merger of CPF and Bancshares. The contemplated cash and stock merger intended to provide $70 in value for each share of Common Stock, comprised of approximately 30% in cash and 70% in stock.

         On March 21, 2003, CPF delivered to Bancshares' senior management a letter detailing the terms of the transaction proposed in the March 17 presentation. Bancshares' management met with representatives of CPF and Bear Stearns on April 2, 2003 to seek clarification regarding certain terms of CPF's proposal. Following that meeting, Bancshares' management believed that further discussions with CPF's management would not be productive while it continued to study CPF's proposal.

         On or around April 7, 2003, CPF sent another copy of its March 21, 2003 letter to each of the directors of Bancshares and City Bank, Bancshares' wholly owned banking subsidiary. Bancshares acknowledged receipt of CPF's April 7, 2003 letter.

         On April 15, 2003, before the Bancshares Board of Directors had had an opportunity to meet to discuss and evaluate CPF's proposal, CPF delivered a second letter to the members of Bancshares' Board of Directors. In that letter, CPF indicated that it was prepared to offer 1.8956 shares of CPF Common Stock plus $21 in cash for each share of Common Stock. CPF also indicated that it intended to publicly announce its merger proposal the following day and requested that Bancshares respond to its proposal before 12:00 noon, Hawaii time, on April 25, 2003. CPF also indicated in its April 15, 2003 letter that TON had agreed to vote 295,587 of its shares of Common Stock in favor of the proposed merger, a possible exchange offer, and other proposals that could be made to facilitate the transaction. On April 16, CPF issued a press release announcing its merger proposal and reiterating its April 25, deadline. On April 17, 2003 CPF held a conference call with analysts in which it presented the details of its merger proposal.

         On April 17, 2003, the Company announced that it had received the proposal from CPF, and on April 23, 2003 it advised CPF that the Company's Board would address the merger proposal promptly and in an orderly manner and would respond in a timely fashion, but not before April 25, 2003. On April 23, the Company also issued a press release announcing that it had engaged a financial advisor and legal counsel to assist its Board of Directors and management team in evaluating CPF's merger proposal.

         On April 28, 2003, Bancshares received a notice from CPF demanding that Bancshares call a special shareholders meeting under the Act for the purpose of voting upon the Control Share Acquisition Proposal. CPF also announced that it had filed documents with federal and state regulators in furtherance of its attempt to seek control of Bancshares.

         On April 29, 2003, Bancshares announced that at its Board of Directors meeting held on April 23, 2003, the Board declared a 10% stock dividend and a cash dividend of $0.12 per common share for the second quarter of 2003, payable on June 27, 2003 to stockholders of record on June 16, 2003. Similar 10% stock dividends were declared in the second quarters of 2001 and 2002.

         On May 1, 2003, CPF announced that, in light of the 10% stock dividend announced by Bancshares on April 29, it was amending its offer so that the per share amount of cash to be paid and of shares of CPF Common Stock to be issued pursuant to the Proposed Offer to Exchange was adjusted from $21.00 to $19.09 in cash and from 1.8956 to 1.7233 shares of CPF Common Stock.

         On May 2, 2003, CPF amended and supplemented its prior application submitted to the Division of Financial Institutions of the Department of Commerce & Consumer Affairs of Hawaii to include a request that the Commissioner of the Division approve CPF making a tender/exchange offer, pursuant to Section 412:3-612(a)(2) of the Hawaii Revised Statutes. CPF cannot commence its Proposed Offer to Exchange until such application is approved.

         On May 4, 2003, the Board of Directors of the Company met with senior management and the Company's independent financial and legal advisors to consider and discuss CPF's merger proposal and Bancshares' response. After careful consideration, the Board concluded that the CPF proposal was inadequate and not in the best interests of the Company. The Board of Directors of the Company authorized the issuance of a press release and delivery of a letter to CPF communicating its determination. Accordingly, on May 4, 2003, the Company issued a press release announcing the Board's unanimous rejection of CPF's proposal. In addition, the letter authorized by the Board of Directors was sent to CPF. A copy of the letter follows:


May 4, 2003


Mr. Clinton K. Arnoldus
Chairman, President and
Chief Executive Officer
Central Pacific Financial Corporation
P. O. Box 3590
Honolulu, Hawaii 96811-3590

Dear Chairman Arnoldus and Directors of Central Pacific Financial Corporation:

         After a full and thorough analysis of your proposal including consultation with our independent financial and legal advisors, the Board of Directors of CB Bancshares, Inc. has unanimously rejected your proposal. Our decision is based on what we believe is in the best interest of our shareholders, employees, customers, suppliers, the communities we serve, and the economy of the State of Hawaii. After careful consideration, we have concluded that the financial terms of your offer fail to recognize the value that we are capable of delivering to our shareholders through the continued execution of our current strategy. Your unsolicited proposal undervalues our franchise, our market position and the loyalty of our customers, and raises serious concerns about the adverse effect such a combination would have on the people, communities and economy of Hawaii.

         As responsible members of the local business community, it is incumbent upon us to express our regret over the tactics employed throughout this ill-advised endeavor. A merger between two major financial institutions in a place of our size and culture is a serious undertaking that impacts many thousands of individuals and businesses. A transaction pursued in such an overtly hostile manner only serves to reduce the value of both of our franchises.

         For all of these reasons and others, we cannot in good faith offer anything other than a rejection of your proposal. In the spirit of our founders and for the benefit of both of our constituencies, we ask that you honor and accept our decision. We would then welcome you back as a worthy competitor and member of the community.


                                                    Sincerely,

                                                    /s/ Lionel Y. Tokioka
                                                    Chairman of the Board


RECOMMENDATION OF THE BANCSHARES BOARD OF DIRECTORS

                     After careful consideration, including a thorough review of the CPF proposal and the Proposed Offer to Exchange with Bancshares' independent financial and legal advisors, the Bancshares' Board of Directors unanimously determined that the Proposed Offer to Exchange was inadequate and not in the best interests of Bancshares and that Bancshares shareholders should vote AGAINST the approval of the Control Share Acquisition.

                     In reaching the conclusion that the Proposed Offer to Exchange is inadequate and not in the best interests of Bancshares and the recommendation described above, the Bancshares Board of Directors consulted with its senior management and its independent legal and financial advisors and took into account numerous factors, including but not limited to the following:

i. The Bancshares Board's familiarity with and review of Bancshares' business, operations, financial condition and earnings on both an historical and prospective basis and the historical trading prices of the Common Stock. In this respect, the Board noted that Bancshares' financial outlook has improved as a result of, among other things, positive momentum with compound annual earnings per share growth of more than 15 percent over the last five years, continued growth in core deposits and fee income, a declining efficiency ratio and improved asset quality. The Board also took into account management's view that, with increased loan loss reserves and significant funding and capital capacity, Bancshares is well positioned for future growth and its improved outlook is not adequately reflected in Bancshares' current stock price.

ii. The written opinion, dated May 4, 2003, of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, the consideration to be offered in the Proposed Offer to Exchange is inadequate, from a financial point of view, to the holders of shares of Common Stock, other than CPF and its affiliates. A copy of the opinion of Sandler O'Neill, which sets forth the matters considered, assumptions made, and limitations on the review undertaken by Sandler O'Neill is attached as Annex C hereto and is incorporated herein by reference. Sandler O'Neill's opinion is addressed to Bancshares' Board of Directors, addresses only the inadequacy, from a financial point of view, to the holders of shares of Common Stock of the consideration to be offered in the Proposed Offer to Exchange, other than CPF and its affiliates, and does not constitute a recommendation to any shareholder as to whether or not such shareholder should tender shares pursuant to the Proposed Offer to Exchange or with respect to how such shareholder should vote or act on any matter relating to the Proposed Offer to Exchange. Shareholders are urged to read the opinion of Sandler O'Neill carefully in its entirety.

iii. The Bancshares Board's review of the business, operations, earnings and financial condition of CPF on both a historical and prospective basis. In this regard, the Bancshares Board took into account the possibility that CPF will face difficulties sustaining its historical rate of earnings growth, due to, among other things, the following factors:

           o Concurrent with announcing its merger proposal, CPF management lowered its estimated range of earnings per share growth to 6%-8% from 10%-12%;

           o The increased level of competition in the commercial real estate market in which CPF operates, particularly in construction lending, and the possibility that such increased competition could negatively affect CPF's revenue in the future;

           o CPF's negative interest rate sensitivity "gap" position, which could reduce its ability to increase leverage and/or negatively impact its balance sheet if interest rates rise;

           o CPF's dependence on share buybacks to help generate earnings per share growth, including the fact that since 1998 CPF has repurchased approximately 27% of its shares outstanding and that share buybacks represented as much as one-third of the trading volume in CPF's common stock in certain quarterly reporting periods; and

           o The fact that CPF took no loan loss provision in the first quarter of 2003.

iv. The fact that CPF's senior management team is new and untested, with three of CPF's top executive officers having assumed their present offices with CPF in the past year. Furthermore, the Bancshares Board was advised that Mr. Arnoldus, CEO and President of CPF, has only 12 months of experience leading a publicly-traded financial institution and has never managed the process of consummating a bank acquisition. The Bancshares Board also noted that CPF recently has undertaken a major organizational restructuring due to perceived weaknesses in its existing organizational structure.

v. The fact that, based on a review of publicly available data, CPF has not completed a single acquisition of another entire financial institution in the last 25 years and therefore lacks any institutional experience in successfully completing the delicate task of merging and integrating the operations of an institution that is more than three-quarters its size (based on total assets). In this regard, the board noted that hostile transactions such as Wells Fargo's acquisition of First Interstate Bancorp in 1996 have demonstrated that hostile acquisitions present dramatically higher execution and integration risk than fully consensual transactions that combine the best management talents of both organizations.

vi. The Bancshares Board's review of the historical trading prices of CPF Common Stock. In this regard, the Bancshares Board noted,

           o the volatility of CPF's common stock price, which during the last 12 months has fluctuated between $15.75 and $31.08, suggesting that any premium currently offered to Bancshares shareholders may not be a reliable indicator of the future value of the CPF Common Stock that Bancshares shareholders would receive in the Proposed Offer to Exchange;

           o that CPF's common stock was very recently trading at an all-time high of 2.4 times book value; and

           o that the Common Stock outperformed CPF Common Stock over the three-year period ending April 16, 2003.

vii. The negative effect that an acquisition of Bancshares by CPF can be expected to have on Bancshares' non-shareholder constituencies, including its customers, suppliers, communities, employees and the state of Hawaii. In this regard, the Bancshares Board noted that:

           o approximately 10 branches of the combined company would be consolidated and Bancshares' loan production offices in California would be closed, which would result in a disruption in services, loss of jobs, and customer attrition, all of which could negatively affect the revenue of the combined company;

           o achieving CPF's projected annual cost savings of $16 million will require a substantial reduction in the workforce, with many job cuts expected to come from middle managers, branch personnel and back office employees of Bancshares; and

           o Bancshares has a long history of offering financial products and services that are uniquely targeted to the needs of the community's low and medium-income clients, and it is unlikely that CPF would be able to continue these products and services.

viii. The significant antitrust and anti-competitive concerns that an acquisition of Bancshares by CPF would raise, especially with respect to the market for commercial loans to small- and medium-sized businesses.

ix. The fact that the Proposed Offer to Exchange is highly conditional, including the following:

           o MINIMUM TENDER CONDITION. Valid tender of a number of shares of Common Stock which, when added to the shares owned by CPF, constitute at least 75.1% of the outstanding shares of Common Stock on a totally diluted basis.

           o DUE DILIGENCE CONDITION. CPF's completion of satisfactory due diligence on Bancshares;

           o REGULATORY APPROVALS CONDITION. CPF's receipt of all applicable regulatory approvals required to consummate the acquisition of Bancshares, including the Federal Reserve Board and the Hawaii Commissionor of Financial Institutions, and the expiration or termination of any applicable waiting periods;

           o CONTROL SHARE CONDITION. Receipt of the requisite approval of Bancshares' shareholders under the Act or CPF being satisfied, in its sole discretion, that such law is inapplicable or invalid;

           o CPF SHAREHOLDER APPROVAL CONDITION. Approval of the issuance of shares of CPF common stock pursuant to the Bancshares acquisition by the shareholders of CPF in accordance with the rules of the New York Stock Exchange;

           o RIGHTS PLAN CONDITION. The Board of Directors of Bancshares having redeemed the rights under Bancshares' shareholder rights agreement or such agreement having been made or found inapplicable or illegal;

           o NO ADVERSE AGREEMENT OR TRANSACTION CONDITION. Bancshares' not having entered into or effectuated any other agreement or transaction with any person or entity having the effect of impairing CPF's ability to acquire Bancshares or otherwise diminishing the value of the acquisition of Bancshares; and

           o CPF REGISTRATION STATEMENT CONDITION. The registration statement filed with the Securities and Exchange Commission by CPF, relating to the securities to be issued in the Proposed Offer to Exchange, having become effective.


                                     # # #

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares' Solicitation/Recommendation Statement on Schedule 14D-9 when it becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC's internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.